SCHEDULE A
to the Operating Expenses Limitation Agreement

(as amended on January 28, 2019, with respect to the Pzena Small Cap Value Fund)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Pzena Mid Cap Value Fund
Investor Class Institutional Class	1.25% 0.90%
Pzena Emerging Markets Value Fund
Investor Class Institutional Class	1.60% 1.25%
Pzena Long/Short Value Fund
Investor Class Institutional Class	2.10% 1.75%
Pzena Small Cap Value Fund
Investor Class Institutional Class	1.45% 1.10%
Pzena International Small Cap Value Fund
Investor Class Institutional Class	1.52% 1.17%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	Pzena Investment Management, LLC
By:/s/ Jeffrey T. Rauman______________	By: /s/ Gary Bachman__________________
Name:Jeffrey T. Rauman	Name:Gary Bachman
Title:President	Title:Chief Operating Officer